UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                NTL INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

                Delaware                              52-1822078
(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)

                 110 East 59th Street, New York, New York 10022
               (Address of principal executive offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x]

Securities Act registration statement file number to which this form relates:
_______________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Exchange Act: None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                     Common Stock, par value $0.01 per share
                                (Title of Class)
                   Warrants to purchase shares of Common Stock
                                (Title of Class)
           Stockholder Rights accompanying each share of Common Stock
                                (Title of Class)




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act") the following securities of NTL Incorporated, a Delaware corporation (formerly "NTL Communications Corp.) (the "Company"), being issued pursuant to the Second Amended Joint Reorganization Plan of NTL Incorporated and Certain Subsidiaries (the "Plan") and the Company's Amended and Restated Certificate of Incorporation:

     o  common stock, par value $0.01 per share ("Common Stock");

     o  warrants to purchase shares of Common Stock ("Series A Warrants"); and

     o stockholder rights accompanying each share of Common Stock ("Stockholder Rights").

In this registration statement on Form 8-A, "we," "us" and "our" refer to NTL Incorporated.

Item 1.  Description of Registrant's Securities to be Registered.

     The descriptions which follow are subject to and qualified in their entirety by reference to the full terms of each security, as set forth in our Amended and Restated Certificate of Incorporation (our "charter"), our Amended and Restated By-Laws (our "by-laws"), our Series A Warrant Agreement and our Stockholder Rights Agreement, each of which are filed as Exhibits to this registration statement which are incorporated by reference in this Item 1.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 400,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share.

     Description of Common Stock

     The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights in the election of directors. The holders of our Common Stock are not entitled to vote on any amendment to our charter that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected series of our preferred stock are entitled, either separately or together with the holders of one or more other series of our preferred stock, to vote thereon under our charter or under the Delaware General Corporation Law (the "DGCL").

     Generally, a majority of the votes cast at a meeting of stockholders by holders of shares entitled to vote on the proposal is required for stockholder action. However, our charter provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock which by its terms may be voted on all matters submitted to stockholders of the Company generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws and (b) the amendment or repeal of the provisions of our charter relating to (i) the classification of directors, (ii) the removal of directors, (iii) the prohibition on action by written consent of stockholders, (iv) special meetings of stockholders, (v) certain liabilities of directors, (vi) amendments to the by-laws, (vii) indemnification of directors and officers, (viii) the applicability of Section 203 of the DGCL to the Company and (ix) Article XIII of our charter which imposes these voting requirements. These voting

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requirements, as well as the classification of directors on our board of directors, the super-majority voting requirements applicable in the event of certain extraordinary corporate transactions and certain other provisions of our charter, as more fully described in the section herein relating to "Special Charter Provisions" may have the effect, alone or in combination with each other, of delaying, deferring or preventing a change in control of the Company.

     Subject to all rights and preferences of holders of any outstanding shares of our preferred stock, holders of Common Stock are entitled to receive proportionately such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends.

     In the event of the Company's liquidation, dissolution or winding up, holders of Common Stock would be entitled to share proportionately in all of the Company's assets available for distribution to holders of Common Stock remaining after payment of liabilities and liquidation preference of any of our outstanding preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and there are no redemption or sinking-fund provisions contained in our charter with respect to the Common Stock. There is no liability for further calls or for assessments by the Company.

     As of the date of this registration statement, our charter contains no provisions modifying the voting or dividend rights of holders of Common Stock described above. There is no preferred stock outstanding. The rights, preferences and privileges of holders of Common Stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that may be issued in the future.

     On October 7, 2002, the Company received written confirmation from the Nasdaq Stock Market, Inc. that the Common Stock was conditionally approved for trading on the Nasdaq National Market. In order for the Common Stock to satisfy the conditional listing requirements of the Nasdaq National Market, the Common Stock must have a minimum closing bid price of at least $5.00 per share on the first day of trading on the Nasdaq National Market post-bankruptcy emergence. The Company cannot provide assurance that the Common Stock will satisfy the first trading day minimum closing bid price per share requirement of the Nasdaq National Market or that the Company will be able to maintain the Nasdaq National Market listing of the Common Stock.

     Description of Preferred Stock

     The board of directors of the Company has the authority to issue preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by our stockholders.

     The ability of the board of directors to issue one or more series of preferred stock provides increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our Common Stock, are available for issuance without further action by our stockholders, unless any action is required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which our securities may be listed or quoted, as the case may be, or applicable rules of any self-regulatory organization. The board of directors of the Company will make any determination to issue the shares based on its judgment as to our best interests and the best interests of our stockholders. The board of directors of the Company, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might

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believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of our Common
Stock.

     Description of Series A Junior Participating Preferred Stock

     In connection with the adoption of our Stockholder Rights Agreement, which is described below, the Company has designated and reserved for issuance a total of one million (1,000,000) shares of the Company's Series A Junior Participating Preferred Stock, par value $0.01 per share ("Series A Junior Participating Preferred Stock"). When issued and paid for in accordance with the Stockholder Rights Agreement, the Series A Junior Participating Preferred Stock will be fully paid and nonassessable. We will appoint a transfer agent for the Series A Junior Participating Preferred Stock if and when any shares are issued.

     Each share of Series A Junior Participating Preferred Stock will entitle its holder to receive dividends out of our funds legally available for the payment of dividends when, as and if declared by our board of directors. With respect to those dividends, the Series A Junior Participating Preferred Stock will rank:

     o senior to all classes of the Common Stock and to each other class of capital stock or series of our preferred stock that are designated to rank junior to the Series A Junior Participating Preferred Stock;

     o junior to all classes of our preferred stock that are designated to rank senior to the Series A Junior Participating Preferred Stock; and

     o equal to all classes of our preferred stock that are designated to rank equally with the Series A Junior Participating Preferred Stock.

     Dividends are payable quarterly in cash on the fifteenth day of March, June, September and December of each year, in an amount per share (subject to adjustment for a stock dividend on, or a subdivision or combination of, our Common Stock) equal to the greater of:

     o    $10.00; and

     o 1,000 times the aggregate amount per share of all dividends declared on the Common Stock since the immediately preceding dividend payment date.

     Upon our liquidation, dissolution or winding up, the holders of outstanding shares of Series A Junior Participating Preferred Stock will be entitled to be paid out of the assets available for distribution to our stockholders after payment of any liquidation values of any securities senior in liquidation rights to the Series A Junior Participating Preferred Stock. After payment of the liquidation values of senior securities, the holders of the Series A Junior Participating Preferred Stock will be entitled to receive (subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, our Common Stock) the greater of (x) $1,000.00 for each share of Series A Junior Participating Preferred Stock they hold, plus any accrued and unpaid dividends or distributions on those shares and (y) the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of the Common Stock. If, upon any liquidation, dissolution or winding up of the Company, the remaining assets available for distribution are insufficient to pay the holders of the Series A Junior Participating Preferred Stock and all other securities ranking equally with the Series A Junior Participating Preferred Stock with respect to liquidation the full amount to which they are entitled, the holders of Series A Junior Participating Preferred Stock will share those remaining assets ratably, together

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with the holders of the securities ranking equally with the Series A Junior
Participating Preferred Stock. Following the payment of the liquidation value in full with respect to each share of Series A Junior Participating Preferred Stock, no additional distributions will be made to the holders of the Series A Junior Participating Preferred Stock.

     Subject to adjustment for a stock dividend on, or a subdivision or combination of, the Common Stock, each share of Series A Junior Participating Preferred Stock will entitle the holder to 1,000 votes on all matters submitted to a vote of holders of the Common Stock. The holders of the Series A Junior Participating Preferred Stock will vote together as a single class with the holders of the Common Stock.

     If dividends on the Series A Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, whether or not consecutive, all holders of our preferred stock which have such provision in our charter governing their terms, including holders of the Series A Junior Participating Preferred Stock, whose dividends are in arrears with respect to six quarterly periods will, voting as a single class, be entitled to elect two new directors to our board of directors. The directors will serve until successors to them have been elected or until dividends on the Series A Junior Participating Preferred Stock are no longer in arrears.

     The Series A Junior Participating Preferred Stock will not be redeemable. The Series A Junior Participating Preferred Stock will not be convertible.

     Description of Series A Warrants

     Each Series A Warrant entitles its holder to purchase one share of Common Stock (subject to adjustment) at an exercise price of $309.88 per share (subject to adjustment). The Series A Warrants are exercisable for an aggregate of approximately 8,752,654 shares of Common Stock (subject to adjustment). The Series A Warrants expire on January 10, 2011 (the "Expiration Date"). The Series A Warrants are represented by certificates. The Series A Warrant Agreement is governed by New York law. The Series A Warrants are eligible for trading on the Nasdaq National Market.

     Payment of the aggregate exercise price for all shares of Common Stock being acquired upon exercise of a Series A Warrant must be made (a) in United States Dollars or (b) by certified or official bank check for United States Dollars made payable to the order of "NTL Incorporated." In lieu of payment of the aggregate exercise price and subject to applicable law, the holder of a Series A Warrant may request the payment by the Company of the "spread" that will be delivered by the Company by delivering to such holder a number of shares of Common Stock equal to (a)(i) the product of (x) the current market price per share of Common Stock (as of the date of receipt of the request to the Company), multiplied by (y) the number of shares of Common Stock underlying the Series A Warrants being exercised, minus (ii) the product of (x) the exercise price, multiplied by (y) the number of shares of Common Stock underlying the Series A Warrants being exercised, divided by (b) the current market price per share of Common Stock (as of the date of receipt of the request to the Company). The Company will not be required to issue fractional shares of Common Stock upon the exercise of the Series A Warrants.

     If at any time before the Expiration Date, the Company (1) pays a dividend or makes a distribution on the Common Stock in shares of Common Stock, (2) subdivides or combines the outstanding shares of Common Stock, (3) makes a distribution on the Common Stock in shares of its capital stock other than Common Stock or (4) issues by reclassification of the Common Stock any shares of its capital stock, the number of shares issuable upon exercise of each Series A Warrant and the exercise price of each Series A Warrant will be proportionately adjusted so that the holders of Series A Warrants will be entitled to receive the number and kind of shares of Common Stock or other securities which they


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would have received if their Series A Warrants had been exercised immediately before the event (or, if applicable, the event's record date).

     If at any time before the Expiration Date, the Company (a) distributes warrants, options or other rights to holders of Common Stock entitling them for a period expiring within forty-five (45) days after the record date to purchase shares of Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock at a price per share (or with an initial conversion, exchange or exercise price) less than the current market price per share on that record date or (b) distributes assets (other than cash dividends or distributions), debt securities, preferred stock or any options, warrants or other rights to purchase debt securities, assets or other securities of the Company, the Series A Warrant exercise price will be adjusted pursuant to the terms of the Series A Warrant Agreement. The Series A Warrant Agreement provides that certain other actions or events may trigger an adjustment in the exercise price of the Series A Warrants.

     If at any time before the Expiration Date, any transaction or event or series of transactions or events occurs (including, without limitation, (a) any recapitalization or reclassification of shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Stock), (b) any consolidation or merger of the Company with or into another person or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock or a holding company merger in which the ultimate direct or indirect beneficial ownership of the Company is substantially the same immediately after such transaction as it was immediately prior to such transaction), (c) any sale or transfer of all or substantially all of the assets of the Company or (d) any compulsory share exchange pursuant to which either shares of Common Stock will be converted into the right to receive other securities, cash or other property, or, in the case of a sale or transfer of all or substantially all of the assets of the Company, the holders of Common Stock will be entitled to receive other securities, cash or other property (each a "Fundamental Transaction") and the consideration payable to holders of Common Stock consists solely of cash and/or loan notes ("loan notes") which are capable of repayment at the option of the holder at any time on or after the date of issuance and are settled in cash ("cash consideration") (a "Cash Transaction") the following will apply:

     (A) if the Cash Transaction is entered into or publicly announced within one year of January 10, 2003 and the amount of cash consideration payable to a holder of one share of Common Stock exceeds $133.49 ("Year 1 Threshold"); or

     (B) if the Cash Transaction is entered into or publicly announced within two years of January 10, 2003 and the amount of cash consideration payable to a holder of one share of Common Stock exceeds $162.09 ("Year 2 Threshold"); or

     (C) if the Cash Transaction is entered into or publicly announced within three years of January 10, 2003 and the amount of cash consideration payable to a holder of one share of Common Stock exceeds $190.70 ("Year 3 Threshold"); and

     (D) the acquiring person (the "Acquiring Person"), or any direct or indirect shareholder that would constitute an affiliate of such Acquiring Person (an "Affiliated Person") is a person that has a class of voting stock, however designated, having ordinary voting power for the election of a majority of the board of directors of a corporation or

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members of the governing body if other than a corporation, other than stock having voting power only by reason of the happening of a contingency ("Voting Stock"); provided that if there is more than one class of Voting Stock, the class of Voting Stock that for purposes of the Series A Warrant Agreement will be deemed "Voting Stock" will be the class of Voting Stock with the highest vote per share for the election of a majority of the board of directors of a corporation or members of the governing body if other than a corporation, that is listed or quoted on any securities exchange, inter-dealer quotation system or regulated quotation system (x) at the time of entering into or public announcement of the Cash Transaction (an "Existing Listing"), or (y) has been admitted for listing or quotation or admitted for listing or quotation subject to official notice of issuance and will be listed or quoted on any securities exchange, inter-dealer quotation system or regulated quotation system upon consummation of the Cash Transaction (a "New Listing"); provided that (1) if each of the Acquiring Person and the Affiliated Person (or if none of such persons) is maintaining an Existing Listing in good standing, or has secured a New Listing effective, upon consummation of the Cash Transaction, for Voting Stock of such person (the "Listed Voting Stock"), the Series A Warrants will become warrants of the Acquiring Person or (2) if the Acquiring Person is not maintaining an Existing Listing in good standing, or has not secured a New Listing effective, upon consummation of the Cash Transaction, for its Voting Stock, and the Affiliated Person is maintaining an Existing Listing in good standing, or has secured a New Listing effective, upon consummation of the Cash Transaction, for its Voting Stock, the Series A Warrants will become warrants of the Affiliated Person.

     If one or more of the criteria set forth in (A), (B), and (C) above is satisfied, the warrants issued by the Acquiring Person or the Affiliated Person, as the case may be, in the Cash Transaction to holders of Series A Warrants will be referred to as "Acquiror Warrants" and the person issuing the Acquiror Warrants will be referred to as the "Acquiror."

     The Acquiror Warrants will (a) have an expiration date identical to the Expiration Date, (b) have an exercise price equal to the Adjustment Multiple (as defined below), multiplied by (i) in the event of an Existing Listing, the 25-Day Average Market Price (as defined below) of the Acquiror's Listed Voting Stock determined on the date the Cash Transaction is entered into or publicly announced, whichever is lower or (ii) in the event of a New Listing, the Fifteen-Day Average Market Price (as defined below) of the Acquiror's Listed Voting Stock determined as of the close of trading on the fifteenth consecutive Trading Day post-consummation of the Cash Transaction and (c) be exercisable for a number of shares of the Acquiror's Listed Voting Stock equal to the aggregate exercise price of the Series A Warrants divided by the aggregate exercise price of the Acquiror Warrants.

     In the event of a Cash Transaction, the "Adjustment Multiple" will equal
(i) the exercise price, divided by (ii) the cash consideration payable in respect of one share of Common Stock in the Cash Transaction. In the event of a Mixed Consideration Transaction (as defined below) to which Cash Transaction treatment applies to the Series A Warrants, the "Adjustment Multiple" will equal
(i) the exercise price, divided by (ii) the cash consideration payable in respect of one share of Common Stock in the Mixed Consideration Transaction plus
(x) the Acquiror's Listed Voting Stock portion of the other consideration offered per share of Common Stock valued based on (1) in the event of an Existing Listing, the 25-Day Average Market Price of the Acquiror's Listed Voting Stock determined on the date the Cash Transaction is entered into or publicly announced, whichever is lower or (2) in the event of a New Listing, the Fifteen-Day Average Market Price of the Acquiror's Listed Voting Stock determined as of the close of trading on the fifteenth consecutive Trading Day post-consummation of the Cash Transaction and (y) the Acquiror's non-Listed Voting Stock portion of the other consideration offered per share of Common Stock as determined by the board of directors of the Company. Concurrently with the consummation of the Cash Transaction or the Mixed Consideration Transaction (if Cash Transaction treatment will apply to the Series A Warrants pursuant to the terms of the Series A Warrant Agreement), (I) the person formed by or surviving any such Cash Transaction (any such person, the "Cash Transaction Successor"), will enter into a supplemental warrant agreement providing for adjustment that will be as nearly equivalent as may be practical to the adjustments provided for in the Series A Warrant Agreement and (II) the Cash Transaction Successor will mail to Series A Warrant holders a notice describing the supplemental warrant agreement.
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     If any of the criteria set forth in (A), (B), and (C) above is not met and a Cash Transaction is entered into or publicly announced within three years of January 10, 2003 (the "Non-Qualifying Cash Transaction"), subject to consummation of the Non-Qualifying Cash Transaction, the exercise price will be automatically adjusted to equal 90% of the cash consideration per share of Common Stock payable in the Cash Transaction. The Non-Qualifying Cash Transaction will not be consummated unless and until a notice setting forth such adjustment has been mailed to all registered holders of Series A Warrants (the record date for such mailing will be two Business Days (as defined below) prior to the first mailing of such adjustment), and a period of at least 20 Business Days (the "20-Business Day Period") has expired from the date of first mailing of such adjustment notice. On the later to occur of (x) the expiration of the 20-Business Day Period and (y) consummation of the Non-Qualifying Cash Transaction, any Series A Warrant not previously exercised will at such time expire and no longer entitle its holder to exercise such Series A Warrant for shares of Common Stock or any other consideration.

     "Business Day" will mean any day other than a Saturday, Sunday or a day on which state or federally charted banking institutions in New York, New York are not required to be open, (w) "25-Day Average Market Price" will mean, for any security, the volume-weighted average of the current market prices of that security for the twenty-five Trading Days (as defined below) immediately preceding the date of determination, (x) "Fifteen-Day Average Market Price" will mean, for any security, the volume-weighted average of the current market prices of that security for the fifteen Trading Days immediately preceding the date of determination, (y) "the current market price per share of the Acquiror's Listed Voting Stock" on any date will mean the last reported sale price for such security on the principal exchange or quotation system on which such security is listed or traded; if the security is not admitted for trading on any securities exchange or the Nasdaq National Market or Nasdaq SmallCap Market, "current market price per share of the Acquiror's Listed Voting Stock" will mean the average of the last reported closing bid and asked prices reported by the Nasdaq Stock Market, Inc., the electronic securities market regulated by the National Association of Securities Dealers, Inc., as furnished by any member in good standing of the National Association of Securities Dealers, Inc., selected from time to time by the Company for that purpose or as quoted by the National Quotation Bureau Incorporated; in the event that no such quotation is available for such day, the "current market price per share of Common Stock" will be the average of the quotations for the last five Trading Days for which a quotation is available within the last 30 trading days prior to such day and (z) "Trading Day" will mean any day on which the securities in question are traded on the New York Stock Exchange or, if such securities are not listed or admitted for trading on the New York Stock Exchange, on the principal securities exchange on which such securities are listed or admitted or, if not listed or admitted for trading on any securities exchange, on the Nasdaq National Market or Nasdaq SmallCap Market or, if such securities are not quoted thereon, in the applicable securities market in which the securities are traded; provided that any day during which there will be a halt or suspension of trading or quotations in the securities in question exceeding 15 minutes in the aggregate will not be considered a Trading Day.

     The Year 1 Threshold, Year 2 Threshold and Year 3 Threshold will be subject to adjustments provided for in the Series A Warrant Agreement as fully as if each such amount were for purposes of the Series A Warrant Agreement considered the "Exercise Price."

     If on or after the date of the Series A Warrant Agreement and prior to the Expiration Date, a Fundamental Transaction is consummated and the consideration payable to holders of Common Stock consists solely of consideration other than cash consideration ("other consideration") (an "Other Transaction"), (a) the Series A Warrants will automatically become exercisable for the kind and amount of stock, securities or other property or assets (excluding cash consideration, except solely in the case of fractional shares) that the holder of a Series A Warrant would have owned or had the right to acquire immediately after consummation of the Other Transaction if the holder had exercised the Series A Warrant immediately prior to the consummation of the Other Transaction, (b) concurrently with the

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consummation of the Other Transaction or the Mixed Consideration Transaction
(if Other Transaction treatment will apply to the Series A Warrants pursuant to the terms of the Series A Warrant Agreement), the person formed by or surviving any such Other Transaction (any such person, the "Other Transaction Successor"), will enter into a supplemental warrant agreement providing for adjustment that will be as nearly equivalent as may be practical to the adjustments provided for in the Series A Warrant Agreement and (c) the Other Transaction Successor will mail to Series A Warrant holders a notice describing the supplemental warrant agreement.

     If on or after the date of the Series A Warrant Agreement and prior to the Expiration Date, a Fundamental Transaction is consummated and the consideration payable to holders of Common Stock consists partly of cash consideration and partly of other consideration (a "Mixed Consideration Transaction" that will include any transaction pursuant to the terms of which a person has the right to elect the cash consideration or other consideration received in such transaction (subject to proration, if applicable)): (a) if the cash consideration payable in the Mixed Consideration Transaction, exceeds 90% of the total consideration payable in the Mixed Consideration Transaction, Cash Transaction treatment will apply to the Series A Warrants in such Mixed Consideration Transaction and (b) if the cash consideration payable in the Mixed Consideration Transaction is less than or equal to 90% of the total consideration payable in the Mixed Consideration Transaction, Other Transaction treatment will apply to the Series A Warrants in such Mixed Consideration Transaction.

     If Cash Transaction treatment applies to the Series A Warrants in such Mixed Consideration Transaction, the Year 1 Threshold, Year 2 Threshold and Year 3 Threshold (as may have been previously adjusted pursuant to the Series A Warrant Agreement) will be reduced by (x) the Acquiror's Listed Voting Stock portion of other consideration offered per share of Common Stock valued based on
(1) in the event of an Existing Listing, the 25-Day Average Market Price of the Acquiror's Listed Voting Stock determined on the date the Cash Transaction is entered into or publicly announced, whichever is lower or (2) in the event of a New Listing, the Fifteen-Day Average Market Price of the Acquiror's Listed Voting Stock determined as of the close of trading on the fifteenth consecutive Trading Day post-consummation of the Cash Transaction and (y) the Acquiror's non-Listed Voting Stock portion of the other consideration offered per share of Common Stock as determined by the board of directors of the Company.

     If Other Transaction treatment applies to Series A Warrants in a Mixed Consideration Transaction, (a) the Series A Warrants will automatically become exercisable for the kind and amount of Acquiror's Listed Voting Stock, securities or other property or assets (excluding cash consideration) which the holder of a Series A Warrant would have owned or had the right to acquire immediately after consummation of the Other Transaction if the holder had exercised the Series A Warrant immediately prior to the consummation of the Other Transaction and (b) any cash consideration that such Series A Warrant holder would have been entitled to receive in the Mixed Consideration Transaction will be valued at the amount of such cash and face amount in the case of loan notes and in lieu of payment of such cash consideration, the following form(s) of consideration will be paid to the Series A Warrant holders on a pro rata basis until the full amount of the portion of the cash consideration that would have otherwise been payable to the Series A Warrant Holders in the Mixed Consideration Transaction is paid (i) first, in Acquiror's Listed Voting Stock and (ii) second, in securities or other property or assets (excluding cash consideration, except solely in the case of fractional shares).

     No adjustment in the exercise price of the Series A Warrants will be required if the adjustment, together with any prior adjustments not made, is less than 1% of the Series A Warrants' current exercise price or if Series A Warrant holders are to participate in the subject transaction (subject to certain requirements). No adjustment in the exercise price of the Series A Warrants will be required in the case of a change in the par value of the Common Stock or, to the extent the Series A Warrants become convertible into cash, no adjustment will be required thereafter as to the cash. Whenever the exercise price is adjusted, the Company will, within twenty-five days, (i) deliver to the warrant agent a certificate setting forth the exercise price after such adjustment and setting forth in reasonable detail the method of calculation therefor and the number of shares of Common Stock (or portion thereof) issuable upon exercise of a Series A Warrant and (ii) mail a notice to registered Series A Warrant holders. Upon each adjustment of the Series A Warrant exercise price, the number of shares of Common Stock issuable upon exercise of each outstanding Series A Warrant will be adjusted accordingly. Prior to the Company undertaking certain actions, the Company must mail a notice detailing such transaction at least 10 days (20 days in some instances) prior to the applicable record date or promptly in the case of events for which there is no record date.

                          STOCKHOLDER RIGHTS AGREEMENT

     Upon issuance, each share of Common Stock (whether originally issued or from the Company's treasury) will be accompanied by a Stockholder Right. Each Stockholder Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at the Stockholder Rights purchase price, subject to adjustment pursuant to the terms of the Stockholder Rights Agreement.

     The Stockholder Rights Agreement is intended to encourage a potential acquiror to negotiate directly with our board of directors, but may have anti-takeover effects. The Stockholder Rights Agreement could cause substantial dilution to a person or group that acquires a substantial interest in us without the prior approval of our board of directors. The effect of the Stockholder Rights may be to delay, defer or prevent a change in control of the Company (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to our stockholders.

     Initially, the Stockholder Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Stockholder Rights certificates will be distributed. Subject to some exceptions specified in the Stockholder Rights Agreement, the Stockholder Rights will separate from the Common Stock upon the earlier of (i) the close of business on the day of a public announcement that (a) a person has entered into an agreement or arrangement with the Company or any subsidiary of the Company providing for an acquisition transaction or (b) a person or group of affiliated or associated persons, other than the Company, its subsidiaries or certain persons exempted by the board of directors and the Creditors' Committee as of the effective date of the Plan, has become an "Acquiring Person" by (1) becoming an "Adverse Person" in the judgment of the board of directors of the Company or (2) acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock other than as a result of (w) repurchases of stock by the Company, (x) participation in a dividend reinvestment, stock option or similar plan, (y) certain acquisitions of shares of Common Stock from the Company, or (z) certain inadvertent actions by institutional or certain other stockholders (each of the events described in clauses (i)(a) and (i)(b) above, the "Stock Acquisition Date"), and (ii) 10 business days (or such later date as our board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

     The Stock Acquisition Date could occur as early as the effective date of the Plan. The earlier to occur of the events in the preceding paragraph to occur is referred to as the "Stockholder Rights Distribution Date," although in any event the separation of the Stockholder Rights from the Common Stock will not occur prior to the effective date of the Plan.

     Until the Stockholder Rights Distribution Date, (1) the Stockholder Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) Common Stock certificates will contain a legend incorporating the Stockholder Rights

Agreement by reference and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Stockholder Rights associated with the Common Stock represented by such certificate. Pursuant to the Stockholder Rights Agreement, the Company reserves the right to require prior to the occurrence of a Stockholder Rights Triggering Event (as defined below) that, upon any exercise of Stockholder Rights, a number of Stockholder Rights be exercised so that only whole shares of Stockholder Rights preferred stock will be issued.

     The Stockholder Rights are not exercisable until the Stockholder Rights Distribution Date and will expire at 5:00 p.m., New York City time, on January 10, 2013 unless such date is extended or the Stockholder Rights are earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Stockholder Rights Distribution Date, Stockholder Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Stockholder Rights Distribution Date and, thereafter, the separate Stockholder Rights certificates alone will represent the Stockholder Rights. Only shares of Common Stock issued prior to the Stockholder Rights Distribution Date will be issued with Stockholder Rights.

     In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and not inadequate and to be otherwise in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms of national standing (a "Qualifying Offer"), each holder of a Stockholder Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Stockholder Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Stockholder Rights that are, or (under certain circumstances specified in the Stockholder Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Stockholder Rights are not exercisable following the occurrence of the event set forth above until such time as the Stockholder Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time after a Stock Acquisition Date, the Company
(1) engages in a merger or other business combination transaction in which the Company is not the surviving corporation other than in a Qualifying Offer, (2) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of Common Stock are changed into or exchanged for other securities or assets other than in a Qualifying Offer or (3) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Stockholder Right (except as noted below) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Stockholder Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value (determined as provided in the Stockholder Rights Agreement) of two times the exercise price of the Stockholder Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Stockholder Rights Triggering Events."

     At any time until a person becomes an Acquiring Person other than in connection with a Qualifying Offer, the board of directors of the Company may redeem the Stockholder Rights in whole, but not in part, at a price of $0.01 per Stockholder Right (the "Stockholder Rights Redemption Price"), payable in cash, Common Stock or other consideration deemed appropriate by the board of directors of the Company. In addition, the board of directors of the Company may, at any time after a person becomes an Acquiring Person other than in connection with a Qualifying Offer and after any period during which the holder of Stockholder Rights may exercise such Stockholder Rights expires, but prior to any Stockholder Rights Triggering Event, redeem all but not less than all of the then outstanding

Stockholder Rights at the Stockholder Rights Redemption Price
(x) in connection with any merger, consolidation or sale or other transfer (in one transaction or in a series of related transactions) of assets, cash flow or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole), in which all holders of shares of Common Stock are treated alike and not involving (other than as a holder of Common Stock being treated like all other such holders) an Acquiring Person or any affiliate or associate of an Acquiring Person or (y)(1) if and for so long as the Acquiring Person is not thereafter the beneficial owner of 15% of the shares of Common Stock and (2) at the time of redemption, no other persons are Acquiring Persons. Immediately upon the action of the board of directors of the Company electing to redeem the Stockholder Rights, the Stockholder Rights will terminate and the only right of the holders of Stockholder Rights will be to receive the Stockholder Rights Redemption Price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the board of directors of the Company may exchange the Stockholder Rights (other than Stockholder Rights owned by such person or group that have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Stockholder Rights Preferred Stock (or of a share of a class or series of the Company preferred stock having equivalent rights, preferences and privileges), per Stockholder Right subject to adjustment.

     Until a Stockholder Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Stockholder Rights should not be taxable to holders of Common Stock or to the Company, the Company stockholders may, depending upon the circumstances, recognize taxable income in the event that the Stockholder Rights become exercisable for Common Stock or other consideration of the Company or for common stock of the acquiring company or in the event of the redemption of the Stockholder Rights as set forth above.

     Any of the provisions of the Stockholder Rights Agreement may be amended by the board of directors of the Company prior to the Stockholder Rights Distribution Date. After the Stockholder Rights Distribution Date, the provisions of the Stockholder Rights Agreement may be amended by the board of directors of the Company in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Stockholder Rights, or to shorten or lengthen any time period under the Stockholder Rights Agreement, except that the Stockholder Rights Agreement may not be supplemented or amended to lengthen (1) a time period relating to when the Stockholder Rights may be redeemed at such time as when the Stockholder Rights are not then redeemable or
(2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Stockholder Rights under the Stockholder Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Stockholder Rights Agreement at a time when the Stockholder Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Stockholder Rights Agreement that may be defective or inconsistent with any other provision therein.

                          TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the Common Stock and Series A Warrants is Continental Stock Transfer & Trust Company.

                           SPECIAL CHARTER PROVISIONS

     Our charter contains the provisions described below, among others. These charter provisions may have the effect, alone or in combination with each other or with the existence of authorized but unissued Common Stock and any series of our preferred stock, of delaying, deferring or preventing a change in control of the Company, of making it more difficult to remove or change the composition of our incumbent board of directors and our officers, of being adverse to stockholders who desire to participate in a tender offer and of depriving stockholders of possible opportunities to sell their Common Stock at a premium to market prices.

     Article IX of our charter relating to certain business combinations provides that such transactions require the affirmative vote of the holders of at least three-quarters of the outstanding shares of our capital stock held by non-interested stockholders that by its terms may be voted on all matters submitted to our stockholders generally, voting together as a single class. An amendment to Article IX of our charter requires a similar vote to repeal or amend its provisions, subject to certain exceptions. The requirement of a super-majority stockholder vote is designed to prevent a stockholder who controls a majority of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally from avoiding the super-majority voting requirements of the provisions discussed herein in the section describing our Common Stock by simply amending or repealing such provisions.

     Our charter provides that the directors are divided into three classes, each of which serves a staggered three-year term, and that vacancies on our board of directors that may occur between annual meetings may be filled by our board of directors. In addition, this provision specifies that any director elected to fill a vacancy on our board of directors will serve for the balance of the term of the replaced director. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

     Our charter also provides that directors can be removed only by the stockholders for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock that by its terms may be voted generally in the election of directors of the Company, voting together as a single class.

     Our charter provides that only a majority of our board of directors (or a committee thereof), our chairman or our president may call a special meeting of the stockholders and that stockholders may not act by written consent.

     Our charter provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from or limitation of liability is not permitted under the DGCL.

     Our charter also provides that, in addition to any affirmative vote required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which our capital stock may be listed or quoted, as the case may be, the affirmative vote of the holders of at least three-quarters of the outstanding shares of our capital stock held by non-interested stockholders that by its terms may be voted on all matters submitted to our stockholders generally, voting together as a single class, will be necessary to approve any "business combination," as defined below, proposed by an "interested stockholder," as defined below. These additional voting requirements will not apply, however, if:

     1. the business combination was approved by not less than a majority of the continuing directors (as defined below); or

     2. a series of conditions are satisfied requiring, in summary, the following:

         (a) that the consideration to be paid to our stockholders in the business combination must be at least equal (in each case, subject to adjustment for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of capital stock) to the higher of:

               (1) (if applicable) the highest per-share price paid by the interested stockholder in acquiring any shares of Common Stock during the two years prior to the announcement date of the business combination or in the transaction in which it became an interested stockholder, such date is referred to herein as the "determination date," whichever is higher;

               (2) the fair market value per share of Common Stock on the announcement date of the business combination or determination date, whichever is higher; and

               (3) (if applicable) the price per share equal to the fair market value per share of Common Stock multiplied by the ratio of (A) the highest per share price paid by the interested stockholder for any share of Common Stock acquired by it within the two-year period immediately prior to the announcement date of the business combination to (B) the fair market value per share of Common Stock on the first day in such two-year period upon which the interested stockholder acquired any share of Common Stock; and

         (b) various "procedural" requirements are complied with, such as the consent solicitation of proxies pursuant to the rules of the Securities and Exchange Commission and no decrease in regular dividends, if any, after the interested stockholder became an interested stockholder (except as approved by a majority of the continuing directors).

     An "interested stockholder" is defined as anyone who is or has announced it will become the beneficial owner of 15% or more of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally, other than the Company, its subsidiaries and any employee stock plans sponsored by the Company or its subsidiaries, and includes any person who (x) is an affiliate or associate (or Schedule 13D related party (as defined below) of either of the foregoing) of the Company and at any time within the prior three-year period beneficially owned 15% or more of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally and (y) is an assignee of or has succeeded to any outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally in a transaction not involving a public offering which shares were at any time within the prior three-year period beneficially owned by an interested stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock.

     A "business combination" includes the following transactions:

     o merger or consolidation of the Company or any subsidiary of the Company with an interested stockholder or with any other corporation or entity that is, or after such merger or consolidation would be, an affiliate or associate or Schedule 13D related party of an interested stockholder;

     o the sale or other disposition by the Company or a subsidiary of the Company of assets having a fair market value of $10,000,000 or more if an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder) is a party to the transaction;

     o the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder); or

     o any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of any class of our outstanding stock (or securities convertible into stock) or a subsidiary beneficially owned by an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder).

     Determinations of the fair market value of non-cash consideration are made by a majority of the continuing directors.

     The term "continuing directors" means any member of our board of directors, while that person is a member of our board of directors, who is not an affiliate, associate, Schedule 13D related party or representative of the interested stockholder and was a member of our board of directors prior to the time that the interested stockholder became an interested stockholder, and any successor of a continuing director while that successor is a member of our board of directors, who is not an affiliate, associate, Schedule 13D related party or representative of the interested stockholder and is recommended or elected to succeed the continuing director by a majority of continuing directors. The term "Schedule 13D related party" means an individual or entity whose beneficial ownership of securities would be required to be aggregated on any Schedule 13D or Schedule 13G required to be filed by an interested stockholder.

     Section 145 of the DGCL authorizes a corporation to indemnify its directors, officers, employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Our charter requires us to indemnify our officers and directors in accordance with our by-laws to the fullest extent authorized by the DGCL. Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her. We expect to maintain liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. We and our subsidiaries also expect to enter into indemnification agreements with our respective directors and officers.

     Through our charter, we have elected to be governed by Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder becomes an interested stockholder, unless:

     o prior to such time either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares held by persons who are both directors and officers and certain employee stock plans; or

     o at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

                           SPECIAL BY-LAWS PROVISIONS

     Our by-laws provide that to be properly brought before the annual or any special stockholders' meeting, business must be:

     o specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of our board of directors;

     o otherwise properly brought before the meeting by or at the direction of our board of directors; or

     o solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to us in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

     To be timely, a stockholder's written notice must be delivered to or mailed and received at our principal executive offices not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs.

     A stockholder may nominate directors only if the stockholder delivers timely written notice to us (and is a stockholder of record on the date of giving of notice and on the record date for the meeting), in the case of: (x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or the public disclosure was made, whichever first occurs.

     Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her. We expect to maintain liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. We and our subsidiaries also expect to enter into indemnification agreements with our respective directors and officers.

Item 2.  Exhibits.
         --------

     The following exhibits are filed as part of this registration statement:

     Exhibit 1 Amended and Restated Certificate of Incorporation of NTL Communications Corp.

     Exhibit 2            Amended and Restated By-laws of NTL Incorporated

     Exhibit 3 Warrant Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Warrant Agent

     Exhibit 4 Stockholder Rights Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent

     Exhibit 5            Form of Common Stock certificate

     Exhibit 6            Form of Series A Warrant certificate

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    NTL INCORPORATED


                                    By:  /s/ Richard J. Lubasch
                                         --------------------------------------
                                         Name:  Richard J. Lubasch
                                         Title: Executive Vice President,
                                                  General Counsel and Secretary


January 10, 2003

                                  EXHIBIT INDEX

        Exhibit               Description
        -------               -----------

        Exhibit 1 Amended and Restated Certificate of Incorporation of NTL Communications Corp.

        Exhibit 2             Amended and Restated By-laws of NTL Incorporated

        Exhibit 3 Warrant Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Warrant Agent

        Exhibit 4             Stockholder Rights Agreement, dated as of
                              January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent

        Exhibit 5             Form of Common Stock certificate

        Exhibit 6             Form of Series A Warrant certificate